

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 5, 2017

Via E-mail
Mr. H. Richard Walton
Chief Financial Officer
Flotek Industries, Inc.
10603 W. Sam Houston Parkway N., Suite 300
Houston, Texas 77064

     Re: **Flotek Industries, Inc.**
           Form 10-K for the Year Ended December 31, 2016
           Filed February 8, 2017
           File No. 1-13270

Dear Mr. Walton:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         /s/ Terence O'Brien

         Terence O'Brien
         Accounting Branch Chief
         Office of Manufacturing and Construction